Cover Page

1. You state that this offering is on a self-underwritten basis. Clarify both on the cover page and in the plan of distribution, the specific terms of the offering. For example, clarify whether this is a self-underwritten offering with no minimum, .with a minimum and a maximum, or on an all or none basis.

Answer:  revised

Risk Factors, page 5

2. Please disclose in greater detail the risk factors of the offering, particularly the specific risks in starting a business, such as finding a manufacturer, distributors, marketing agents and employees. Also, add a risk factor discussing the going concern raised in the report of the independent registered public accounting firm. Lastly, if there are any risks associated with the licensing agreement, please disclose.

Answer:  Comment 2

Because We Have Limited Operating History, it is Difficult to Evaluate Our Business.

The purchase of our securities is a purchase of an interest in a high risk or in a new or “start-up” venture with all the unforeseen costs, expenses, problems, and difficulties to which such ventures are subject. We may have difficulty finding successful distributors, our marketing efforts may be unsuccessful and we may not attract the quality of employee initially we would hope for. We have not had any revenues to date. You should consider our prospects in light of the risks, expenses and difficulties we may encounter, including those frequently encountered by new companies. If we are unable to execute our plans and grow our business, either as a result of the risks identified in this section or for any other reason, this failure would have a material adverse effect on our business, prospects, financial condition and results of operations.

Comment 2
The Company’s ability to continue as a going concern

As of September 30, 2008, the Company had not yet achieved profitable operations and has no cash which will not be sufficient to sustain operations over the next fiscal year, all of which casts substantial doubt about the Company’s ability to continue as a going concern.

The Company’s ability to continue as a going concern is dependent upon its ability to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. Management has no formal plan in place to address this concern but considers that the Company will be able to obtain additional funds from equity financing, however there is no assurance of additional funding being available.

Use of Proceeds, page 8

3. Please indicate in this section the order of priority of the various purposes if less than the maximum is raised in this offering. Consider providing such information in tabular format at various percents of the offering received. Discuss the registrant's plans if substantially less than the maximum proceeds are obtained. See Item S04 of Regulations S-K. Disclose in greater detail how the company's activities will vary depending upon varying levels of offering proceeds.

Answer: Not actually knowing how much money would make it difficult to use percentages.  Here we listed our “priorities”

Use Of Proceeds

The estimated net proceeds to the Company from the sale of the 20,000,000 shares, of Common Stock offered hereby are estimated to be approximately $9,000,000 after deducting estimated underwriting discounts and offering expenses.   The Company intends to use the net proceeds of this offering to fund marketing and sales solutions it has developed, summarized as follows:

In the first 24 months the projected use of funds has been forecasted as follows:

Company Operations

Management/Distribution (2)*	$1,250,000
Sales and Marketing (1)*	$3,900,000
Sub Total:	$5,150,000

Business Travel:

Long Distance(4)*	$200,000
Local	$30,000
Sub Total	$230,000

General & Administrative (7)*	$180,000

Legal Expense (Patents, TM’s, etc.) (8)*	$200,000

Medical & Professional Endorsements (12)*	$30,000

Liability Insurance (6)*	$40,000

Advertising Expenses:

Samples (11)	$100,000
Trade Show/Exhibit (10)*	$50,000
Product R&D	$0
Package Design	$0
Public Relations (9)*	$170,000
Web Development (13)*	$50,000
Media/Collateral(5)*	$300,000
Sub Total	$670,000

Initial Production & Inventory (3)*	$300,000

Directors & Advisors	$0

Total Required Start Up Capital	$6,800,000

Comment 3

We may not be able to build out our business plan and support our growth if a significant amount of the offering is not achieved.  The * represents the areas in which we would need to cut back initially in order of importance to sustain our business flow.  It would be difficult to move forward with our business plan if this offering were to be totally ineffective.
As of September 30, 2008, the Company had not yet achieved profitable operations and has no cash which will not be sufficient to sustain operations over the next fiscal year, all of which casts substantial doubt about the Company’s ability to continue as a going concern.

The Company’s ability to continue as a going concern is dependent upon its ability to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. Management has no formal plan in place to address this concern but considers that the Company will be able to obtain additional funds from equity financing, however there is no assurance of additional funding being available.

Description of Our Business, page 16

General Information, page 16

4. Please disclose the principal terms of the license to distribute Ecstasy Brand Liqueur. In addition, please ensure that the disclosure of the terms is consistent throughout the document. On page 21, under "Describe the Company's intellectual properties: patent, copyrights, trade secrets or other proprietary information," you talk about a non-exclusive license in the United States and Canada. Elsewhere you talk about an exclusive license in the United States. Please reconcile.

Answer:  please see Exhibit and reconciled, it is “exclusive”

Encore Brands Inc has entered into a license agreement with Encore Brands LLC   pursuant to which Encore Inc has the limited exclusive right to sell, distribute and market Ecstasy Brand Liqueur in the United States of America and Canada.  These are two different and distinct business entities and there is no relationship other then this agreement.

Encore Inc has issued to Encore Brands LLC 1,500,000 shares of its common stock @ $.001 ($1,500) as full and adequate compensation for the exclusive rights to sell and distribute Ecstasy Brand Liqueur in the United States and Canada.  Terms of the agreement are 36 months.

5. Please provide a detailed plan of operations, as required by Item 101(a)(2)(iii) of Regulation S-K.

 PLAN OF OPERATION

Capital Resources

As of September 30, 2008, we had no working capital. We need additional funding to achieve our business development goals. Our ability to continue as a going concern will be contingent upon our ability to obtain capital through the sale of equity or issuance of debt, which may result in the dilution in the equity ownership of our shares. There is no assurance that we will be able to successfully complete these activities and if we are unable to do so we may be required to terminate our operations.

The report of our registered independent public accountants on our financial statements at September 30, 2008 raises substantial doubt about our ability to continue as a going concern. This qualification is based on our lack of operating history, among other things.

As discussed in Note 1 to the financial statements, the Company's absence of significant revenues, recurring losses from operations, and its need for additional financing in order to fund its projected loss in 2009 raise substantial doubt about its ability to continue as a going concern. The 2008 financial statements do not include any adjustments that might result from the outcome of this uncertainty

We do not believe that we are a candidate for conventional debt financing and we have not made arrangements to borrow funds under a working capital line of credit. We believe that the most likely source of future funding, if any, will be the sale of equity or borrowings from related parties, however, we have no firm or written agreements regarding financing. Our future is dependent upon our ability to obtain financing.

RESULTS OF OPERATIONS

FOR THE PERIOD ENDED September 30, 2008 we did not have revenues and our expenses consisted primarily of professional fees for services rendered for $14k.

LIQUIDITY

We have no cash assets as of September 30, 2008. We will be reliant upon shareholder loans or private placements of equity to fund any kind of operations.  We have secured no sources of loans. We did not have any cash flows during the year ended September 30, 2008.

SHORT TERM

On a short-term basis, we have not generated any revenues to cover operations.  Based on prior history, we will continue to have insufficient revenue to satisfy current and recurring liabilities as we continue development activities. For short term needs we will be dependent on receipt, if any, of private placement proceeds.

Our assets consist of an intangible asset via a license agreement. We obtained limited exclusive rights to sell, distribute and market Ecstasy Brand Liqueur in the United States of America and Canada in exchange for the issuance of 1,500,000 shares of common stock at $0.001.

Our total liabilities are $-0- at September 30, 2008, however we are incurring significant liabilities subsequently in connection with our registration statement on Form S-1.

We feel if the maximum proceeds are raised we will be good for the next 24 months.  If we do not raise a significant amount of the proceeds we will need to scale back and perhaps do a new funding over the next six months.

If there is a reduction in the amount of proceeds anticipated through this offering it is the companies’ intention to scale the role out plan in terms of number of states launching the ecstasy brand. In addition, the company would reduce the marketing dollars to be spent supporting each of those markets.

By adjusting the timing of these state by state role outs and limiting overhead and marketing expenses the company should be able to balance its goals and the capital requirements necessary to achieve them.

By taking this state by state approach we feel we can best focus our business and drive sales where we see the most positive results and limit our efforts were we feel the ROI is least predictable.

Management feels at this time there is no need for additional R&D as its product line is currently in place.

Management does not anticipate any material acquisition of plant and equipment and the capacity thereof;

Any anticipated material changes in number of employees in the various departments such as research and development, production, sales or administration will be based on a “first needs basis”

Management has identified certain goals or “milestones” it would like to achieve in 2009 as follows:

•	Hire quality personnel on an as needed basis
•	Launch successful marketing & promotional campaigns
•	Attend tradeshows
•	Obtain distribution in 10 markets
•	A history of successful re-orders from those markets
•	Revenues of $2.500,000 (25,000 cases for each market)

Although these are lofty goals we feel our business plan is reasonable and our goals are achievable with sound management and judgment.

Certain Relationships and Related Transactions, page 30

6. Note 3 of the financial statements states that the company has agreed to issue 1.5 million shares to the licensor under the license agreement. The licensor and its control persons would appear to be a principal shareholder. Please disclose the license in this section as a related party transaction.

Answer:    principal shareholder
The shareholder who owns more than ten percent of a firm's outstanding shares

When fully diluted assuming all 20,000,000 shares registered are sold, the LLC holdings would be 4%.  Currently the 1,500,000 represent less then 10%.  We believe at this time  this ”would not” be a related party transaction.

List principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder.

Thomas Roth, CEO	14,000,000 Common shares or 87%

Notes to the Financial Statements, page 3.0

Note 3 . Intangible; Asset. page 31

7. Please disclose your relationship with Encore Brands, LLC and tell us your consideration of paragraph 2 of SFAS 57. In addition, provide us with an analysis as to whether Encore Brands, LLC represents a predecessor as defined in Rule 405 of Regulation C. If Encore Brands, LLC represents a predecessor business, provide its audited financial statements as set forth by Note 1 to Rule 8-01 of Regulation S-X.

Answer:
Under these guidelines we don’t agree the two companies are “related parties” nor do we see the LLC as a “predecessor”.  Encore Brands Inc has simply entered into a license agreement with Encore Brands LLC   pursuant to which Encore Brands Inc has the limited exclusive right to distribute and market Ecstasy Brand Liqueur in the United States of America and Canada.  These are two different, independent and distinct business entities and there is no relationship other than this agreement. The LLC is simply a “vendor” of a product line we choose to sell.  In time we hope to have other licensing agreements in place with other compatible product lines. We issued them shares as part of the transaction because at this time we are “cash poor”.  One of the primary reasons we are seeking to enter the equity market is to be able to use our “stock” as a form of “currency”.

Encore Brands LLC received consideration of 9% (4% fully diluted if 20,000,000 shares are sold) of Encore Brands, Inc in a normal business licensing transaction between the two entities.  This is purely a Vendor, supplier relationship.  Encore Brands, Inc has no ownership of any kind of the LLC nor does Mr. Roth.

Since the two companies have similar names we can understand the Commissions comments and perhaps we should have done a better job in our initial registration to better differentiate the two companies.  If the Commission believes we are better suited to operating under a “DBA” we are open to that as well.

SFAS 57
Disclosures

2. Financial statements shall include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business. However, disclosure of transactions that are eliminated in the preparation of consolidated or combined financial statements is not required in those statements. The disclosures shall include:

a. The nature of the relationship(s) involved

b. A description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which income statements are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements

c. The dollar amounts of transactions for each of the periods for which income statements are presented and the effects of any change in the method of establishing the terms from that used in the preceding period

d. Amounts due from or to related parties as of the date of each balance sheet presented and, if not otherwise apparent, the terms and manner of settlement

Predecessor

The term predecessor means a person the major portion of the business and assets of which another person acquired in a single succession, or in a series of related successions in each of which the acquiring person acquired the major portion of the business and assets of the acquired person.

Encore Brands LLC received consideration of 9% (4% fully diluted if 20,000,000 shares are sold) of Encore Brands, Inc in a normal business licensing transaction between the two entities.  This is purely a Vendor, supplier relationship.  Encore Brands, Inc has no ownership of any kind of the LLC nor does Mr. Roth.

8. We note you agreed to issue 1,500,000 shares of your common stock in exchange for the exclusive sales and distribution licensing rights to Ecstasy Brand Liqueur in the United States and Canada. Please disclose how you determined the fair value of the licensing rights and why you believe such intangible asset is not impaired.

Answer: the shares were arbitrarily issued at par value of $.001 for a total of $1,500.  We believe the “asset” will always be worth more than the value given it.

C.	The entity should review the remaining useful life of the asset at each reporting period to see if any adjustments are necessary

1.	Changes in useful life are handled prospectively over the revised remaining useful life

2.	If the asset is determined to have an indefinite life, it is no longer amortized but is tested for impairment under new FASB 142 and then accounted for under FASB 142

D.	The entity must also test the asset for impairment

1.	Impairment for amortized intangibles is tested under the provisions of FASB 121

2.	Under FASB 121, events leading to impairment could include

a.	A significant decrease in the market value of an asset

b.	A significant change in the extent or manner in which an asset is used

c.	A significant adverse change in legal factors or in the business climate that affects the value of an asset

d.	An accumulation of costs significantly in excess of the amount originally expected to acquire or construct an asset

e.	A projection or forecast that demonstrates continuing losses associated with an asset

3.	The test is two-step process

a.	Recoverability test–are the future net cash flows from the asset from use and ultimate disposition (non-discounted) less than the carrying value of the asset?

(1)	if no, the asset is not impaired

(2)	if yes, the asset is considered impaired

Exhibits

9. Please file as an exhibit your license to sell Ecstasy Brand Liqueur.

Answer: see exhibit

Signatures

10. Please include the signatures of a majority of directors, as required by Instruction 1 to Form S-l.

Answer: done